Oi S.A. – In Judicial Reorganization

CNPJ/MF 76.535.764/0001-43

NIRE 33.30029520-8

PUBLICLY HELD COMPANY

EXCERPT OF ITEM 5 OF THE MINUTES OF THE 304th BOARD OF DIRECTORS MEETING HELD ON OCTOBER 27, 2021.

As Secretary of the Board of Directors Meeting, I CERTIFY that item (5) “Project Jupiter: 4th Capital increase of BTCM, through the drop down of assets of OI S.A. and Oi Móvel S.A.” of the Minutes of the 304th Meeting of the Board of Directors of Oi S.A.- In Judicial Reorganization held on October 27, 2021, at 9:30 a.m., by videoconference, pursuant to article 29, paragraph 1 of the Company's bylaws, reads as follows:

As to item (5) of the Agenda, Mr. David Tavares Nunes presented, in the context of the corporate reorganizations necessary for the formation of UPI InfraCo, as provided for in the Amendment to the Judicial Reorganization Plan, a proposal for a new increase in the capital stock of its affiliate Brasil Telecom Comunicação Multimídia S.A. ("BTCM"), which will bring together the assets, obligations and rights related to the UPI InfraCo, to be intergraded (i) by the Company, by means of the transfer of the basic infrastructure assets, micro-computer equipment, systems, among others, and the residual balance of accounts receivable from installments of IRUs contracts for capacity, lighted fiber and pipelines and (ii) by Oi Móvel S.A. – In Judicial Reorganization (“Oi Móvel), through the conference of assets of FTTH Fiber, ONT, OLT and External Network assets. According to the valuations made by the Company based on the most recent available balance sheets of the Company and Oi Móvel, relating to the assets and liabilities that will be contributed, the total approximate amount of BTCM's capital increase will be R$ 1,159,951,404.15 (one billion, one hundred and fifty nine million, nine hundred and fifty one thousand, four hundred and four reais and fifteen cents), through the issuance of 210.612 (two hundred and ten thousand, six hundred and twelve) common shares of which the Company will subscribe 209,821 (two hundred and nine, eight hundred and twenty one) common shares and Oi Móvel will subscribe 791 (seven hundred and ninety one) common shares. Also based on the most recent financial information available, the amount of the Company's assets to be contributed in BTCM in connection with such capital increase is approximately R$1,155,595,522.53 (one billion, one hundred and fifty five million, five hundred and ninety five thousand, five hundred and twenty two reais and fifty three cents) and the amount of Oi Móvel's assets is approximately R$4,355,881.62 (four million, three hundred and fifty five thousand, eight hundred and eighty one reais and sixty two cents).

Such amounts correspond to the book values of each of the assets, calculated as of September 2021, and which will be (i) updated up to the base date to be considered in the transaction and (ii) such updated values will be confirmed by appraisal reports at book value to be prepared by the specialized company Meden Consultoria Empresarial Ltda. ("Meden Consultoria"). Finally, Mr. David Nunes pointed out that this transaction is subject to the obtainment of waiver from the Debenture Holders of the 1st Issue of Simple Debentures, Convertible into Shares, of the Type with Real Guarantee, with Additional Personal Guarantee, in a single series, for Private Colocation, from BTCM. After clarifying the doubts raised, the Board of Directors unanimously approved the proposal of capital increase of BTCM, also authorizing the subscription, by the Company, of part of the shares to be issued, through the contribution of the assets, obligations and rights above referenced, and also the choice of Meden Consultoria to prepare the appraisal report at book value that will confirm the values of the assets to be contributed to BTCM's capital. The Board also authorized and delegated the Executive Board to adopt the necessary measures to implement the capital increase of BTCM through the contribution of assets, obligations and rights, under the terms presented.".

All members of the Board of Directors were present in the meeting and signing members Mr. Eleazar de Carvalho Filho (Chairman), Mr. Marcos Grodetzky, Mr. Roger Solé Rafols, Mr Henrique José Fernandes Luz, Mr. Paulino do Rego Barros Fr., Ms. Claudia Quintella Woods, Mr. Luís Maria Viana Palha da Silva, Mr. Armando Lins Netto, Mr. Mateus Affonso Bandeira, Ms. Maria Helena dos Santos F. Santana and Mr. Raphael Manhães Martins.

Rio de Janeiro, October 27, 2021.

Luciene Sherique Antaki

Secretary of the Meeting